Filed by Lockheed Martin Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Titan Corporation

Commission File No. 1-6035

Registration Statement File No. 333-109725

Information

BETHESDA, Md., Feb. 13, 2004 – Lockheed Martin Corporation (NYSE: LMT) today announced that representatives of Lockheed Martin and Titan recently initiated meetings with the Department of Justice and the Securities and Exchange Commission to advise of an internal review relating to certain agreements between Titan and international consultants and related payments in foreign countries. Lockheed Martin and Titan have been informed that the Securities and Exchange Commission has commenced an investigation into whether payments by Titan were made in violation of applicable law. Lockheed Martin is not aware of any unlawful payments by Titan and intends to cooperate fully with the government’s investigation.

Lockheed Martin has requested that Titan afford it access to all relevant information related to its relationships with international consultants so that the review may be completed in advance of the Titan stockholders’ meeting currently scheduled for March 16, 2004. Lockheed Martin plans to independently review Titan’s payments to international consultants to assess whether all conditions to the closing of the proposed merger will be satisfied.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of the merger agreement between Lockheed Martin and Titan. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part. Titan announced today that the proxy statement/prospectus is being mailed on or about February 13, 2004 to Titan stockholders of record as of February 9, 2004 in connection with the previously announced special meeting of Titan’s stockholders to be held on March 16, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, 301-897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, 858-552-9400.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Titan and Lockheed Martin described in Lockheed Martin’s registration statement on Form S-4 related to the Titan merger, of which the proxy statement/prospectus is a part, the timing of the SEC’s investigation, Lockheed Martin’s ability to access the information necessary to complete the review on timely basis, and other risks described in Lockheed Martin’s Securities and Exchange Commission filings.

Headquartered in Bethesda, Md., Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. The corporation reported 2003 sales of $31.8 billion.

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Media Contact: Jeffery Adams, 301-897-6308; e-mail, jeffery.adams@lmco.com

For additional information, visit our website:

http://www.lockheedmartin.com